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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-3/A

                             AMENDMENT NO. 3
                       RULE 13E-3 TRANSACTION STATEMENT
       PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         GLOBAL MOTORSPORT GROUP, INC.
                               (NAME OF ISSUER)

                         GLOBAL MOTORSPORT GROUP, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

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   COMMON STOCK, PAR VALUE $0.001 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

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                                   378937106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES J. KELLY, JR.
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         GLOBAL MOTORSPORT GROUP, INC.
                            16100 JACQUELINE COURT
                         MORGAN HILL, CALIFORNIA 95037
                           TELEPHONE: (408) 778-0500
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

         KENTON J. KING, ESQ.                  THOMAS D. MAGILL, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP    GIBSON, DUNN & CRUTCHER LLP
  FOUR EMBARCADERO CENTER, SUITE 3800              4 PARK PLAZA
    SAN FRANCISCO, CALIFORNIA 94111               JAMBOREE CENTER
            (415) 984-6400                    IRVINE, CALIFORNIA 92614
                                                  (949) 451-3800

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This statement is filed in connection with (check the appropriate box):

a. [_]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]The filing of a registration statement under the Securities Act of 1933.

c. [X]A tender offer.

d. [_]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

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                                 INTRODUCTION

  This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") filed on July 13, 1998 by Global Motorsport Group, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for up to 4,820,000 issued and outstanding shares ("Shares") of its common stock, par value $0.001 per Share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to that certain Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company (the "Rights"), at $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 13, 1998, as amended (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(d)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (d)(2) (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

  Item 16 is hereby amended and supplemented by adding thereto the following:

    "The Company issued the press release attached hereto as Exhibit (d)(10) on August 11, 1998."


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ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.*

 (a)(1)  Commitment letter dated June 28, 1998 by Bank of America National
         Trust and Savings Association, Bankers Trust Company and BancAmerica
         Robertson Stephens to Fremont Acquisition Company III, LLC.
 (a)(2)  Letter dated June 27, 1998 by BT Alex. Brown Incorporated and
         BancAmerica Robertson Stephens to Fremont Acquisition Company III,
         LLC.
 (b)(1)  Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated June 28,
         1998 (attached as Annex A to the Offer to Purchase filed as Exhibit
         (d)(1) below).
 (c)(1)  Amended and Restated Agreement and Plan of Merger, dated as of June
         28, 1998, by and among the Company, Fremont Acquisition Company III,
         LLC, and GMS Acquisition Corp.
 (c)(2)  Stockholder Agreement, dated as of June 28, 1998 by and among Fremont
         Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
 (c)(3) Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
 (c)(4) Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
 (d)(1)  Offer to Purchase, dated July 13, 1998, as amended.
 (d)(2)  Letter of Transmittal, dated July 13, 1998.
 (d)(3)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and other Nominees, dated July 13, 1998.
 (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated July 13, 1998.
 (d)(5)  Notice of Guaranteed Delivery, dated July 13, 1998.
 (d)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (d)(7)  Press Release issued by the Company and Fremont Acquisition Company
         III, LLC on June 29, 1998.
 (d)(8) Form of Summary Advertisement as published in the Wall Street Journal on July 13, 1998.
 (d)(9)  Letter to Stockholders, dated July 13, 1998, from Joseph F. Keenan,
         Chairman of the Board of the Company.
 (d)(10) Press Release issued by the Company on August 11, 1998.
 (e)     Section 262 of the General Corporation Law of the State of Delaware
         (attached as Annex B to the Offer to Purchase filed as Exhibit (d)(1) above).
 (f)     None.

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 *  Except for Exhibit (d)(10), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 12, 1998

                                          GLOBAL MOTORSPORT GROUP, INC.

                                          By:
                                             /s/ Joseph F. Keenan
                                             ----------------------------------
                                            Joseph F. Keenan
                                            Chairman of the Board of Directors

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                                 EXHIBIT INDEX

 EXHIBIT NO.*                            DESCRIPTION
 ------------                            -----------
   (a)(1)     Commitment letter dated June 28, 1998 by Bank of America National
              Trust and Savings Association, Bankers Trust Company and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
   (a)(2)     Letter dated June 27, 1998 by BT Alex. Brown Incorporated and
              BancAmerica Robertson Stephens to Fremont Acquisition Company
              III, LLC.
   (b)(1)     Fairness Opinion of Cleary Gull Reiland & Devitt, Inc., dated
              June 28, 1998 (attached as Annex A to the Offer to Purchase filed as Exhibit (d)(1) below).
   (c)(1)     Amended and Restated Agreement and Plan of Merger, dated as of
              June 28, 1998, by and among the Company, Fremont Acquisition
              Company III, LLC, and GMS Acquisition Corp.
   (c)(2)     Stockholder Agreement, dated as of June 28, 1998 by and among
              Fremont Acquisition Company III, LLC and each individual whose name appears on the signature pages thereto.
   (c)(3)     Mutual Confidentiality Agreement, dated April 8, 1998, by and between the Company and Fremont Partners.
   (c)(4)     Rights Agreement, dated as of November 13, 1996, by and between the Company and American Stock Transfer and Trust Company.
   (d)(1)     Offer to Purchase, dated July 13, 1998, as amended.
   (d)(2)     Letter of Transmittal, dated July 13, 1998.
   (d)(3)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and other Nominees, dated July 13, 1998.
   (d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees, dated July 13, 1998.
   (d)(5)     Notice of Guaranteed Delivery, dated July 13, 1998.
   (d)(6)     Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.
   (d)(7)     Press Release issued by the Company and Fremont Acquisition
              Company III, LLC on June 29, 1998.
   (d)(8)     Form of Summary Advertisement as published in the Wall Street
              Journal on July 13, 1998.
   (d)(9)     Letter to Stockholders, dated July 13, 1998, from Joseph F.
              Keenan, Chairman of the Board of the Company.
   (d)(10)    Press Release issued by the Company on August 11, 1998.
   (e)        Section 262 of the General Corporation Law of the State of
              Delaware (attached as Annex B to the Offer to Purchase filed as
              Exhibit (d)(1) above).

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 *  Except for Exhibit (d)(10), each of the exhibits was filed previously with the Statement as originally filed with the Securities and Exchange Commission on July 13, 1998.

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